Exhibit 8.1

	SUBSIDIARY	COUNTRY OF INCORPORATION
1.	Westelcom	Russian Federation
2.	GlobalTel	Russian Federation
3.	Globus Telecom	Russian Federation
4.	Zebra Telecom	Russian Federation
5.	MTs NTT	Russian Federation
6.	Kostars	Russian Federation
7.	DP Pansionat “Malakhit”	Russian Federation
8.	Incom	Russian Federation